Exhibit 99.1

RLX Technology Announces Unaudited Fourth Quarter and Fiscal Year 2025 Financial Results

SHENZHEN, March 13, 2026 /PRNEWSWIRE/ - RLX Technology Inc. ("RLX Technology" or the "Company") (NYSE: RLX), a leading global branded e-vapor company, today announced its unaudited financial results for the fourth quarter and the fiscal year ended December 31, 2025.

Fourth Quarter 2025 Financial Highlights

•	Net revenues were RMB1,141.3 million (US$163.2 million) in the fourth quarter of 2025, increasing by 40.3% from RMB813.5 million in the same period of 2024.
•	Gross margin was 31.4% in the fourth quarter of 2025, compared with 27.0% in the same period of 2024.
•	Non-GAAP income from operations[1] was RMB158.1 million (US$22.6 million) in the fourth quarter of 2025, increasing by 37.9% from RMB114.7 million in the same period of 2024.
•	U.S. GAAP net income was RMB286.3 million (US$40.9 million) in the fourth quarter of 2025, increasing by 124.8% from RMB127.4 million in the same period of 2024.
•	Non-GAAP net income[1] was RMB323.0 million (US$46.2 million) in the fourth quarter of 2025, increasing by 27.6% from RMB253.2 million in the same period of 2024.

Fiscal Year 2025 Financial Highlights

•	Net revenues were RMB3,958.9 million (US$566.1 million) in fiscal year 2025, increasing by 44.0% from RMB2,748.6 million in the prior year.
•	Gross margin was 29.9% in fiscal year 2025, compared with 26.4% in the prior year.
•	Non-GAAP income from operations[1] was RMB569.9 million (US$81.5 million) in fiscal year 2025, increasing by 110.2% from RMB271.1 million in the prior year.
•	U.S. GAAP net income was RMB934.4 million (US$133.6 million) in fiscal year 2025, increasing by 65.6% from RMB564.3 million in the prior year.
•	Non-GAAP net income[1] was RMB1,162.3 million (US$166.2 million) in fiscal year 2025, increasing by 23.5% from RMB940.8 million in the prior year.

"We delivered robust growth in 2025, capped by a strong fourth quarter performance, as we continued to build structural value across our global footprint,” said Ms. Ying (Kate) Wang, Co-founder, Chairperson, and Chief Executive Officer of RLX Technology. “By harmonizing organic business development with targeted strategic investment, we have established a resilient framework for scale. Effective execution drove meaningful progress in our international expansion. At the same time, intensified customs enforcement improved China’s competitive landscape for compliant participants, supporting a solid recovery in our Mainland China operations. We also deepened our market integration globally by aligning our product roadmap with granular consumer insights and optimizing channel dynamics to support our partners. For 2026, we are focused on multidimensional growth, leveraging internal agility and strategic external partnerships to navigate evolving market conditions across global markets. Our mission remains clear: to empower adult users with leading harm-reduction alternatives while setting the industry standard for compliance and responsibility, creating sustainable value for all stakeholders."

Mr. Chao Lu, Chief Financial Officer of RLX Technology, commented, "Our 2025 results demonstrate the scalability and resilience of our global business model. Net revenues rose 44.0% year over year, fueled by the coordinated success of our international expansion, the accretive value of our strategic investments in Europe and the Mainland China market recovery. This strong revenue growth, combined with rigorous optimization of our revenue mix, generated meaningful operating leverage and drove a 110.2% increase in non-GAAP operating income. Meanwhile, our capital allocation strategy remained focused on maximizing shareholder value. We have returned over US$500 million to shareholders cumulatively, underscoring our commitment to prudent capital stewardship. Looking forward, we will continue to pursue sustainable, profitable growth, leveraging the efficiencies of our integrated global network to deliver ongoing innovation and superior long-term returns."

1 Non-GAAP net income and non-GAAP income from operations are non-GAAP financial measures. For more information on the Company's non-GAAP financial measures, please see the section “Non-GAAP Financial Measures” and the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Fourth Quarter 2025 Financial Results

Net revenues were RMB1,141.3 million (US$163.2 million) in the fourth quarter of 2025, increasing by 40.3% from RMB813.5 million in the same period of 2024. The increase was primarily due to the Company’s international expansion and contributions from its newly acquired entity. Net revenues from international business represented 76.5% of net revenues for the period.

Gross profit was RMB358.0 million (US$51.2 million) in the fourth quarter of 2025, increasing by 62.8% from RMB219.9 million in the same period of 2024.

Gross margin increased to 31.4% in the fourth quarter of 2025 from 27.0% in the same period of 2024, primarily due to a favorable change in the revenue mix and further supply chain optimization.

Operating expenses were RMB239.1 million (US$34.2 million) in the fourth quarter of 2025, compared with RMB231.5 million in the same period of 2024. The slight increase was driven by increased salary and welfare expenses related to the consolidation of the Company’s acquired entity, offset by a decrease in share-based compensation expenses.

Selling expenses were RMB111.2 million (US$15.9 million) in the fourth quarter of 2025, compared with RMB45.4 million in the same period of 2024, primarily due to an increase in salaries and welfare expenses.

General and administrative expenses were RMB95.3 million (US$13.6 million) in the fourth quarter of 2025, compared with RMB153.7 million in the same period of 2024, primarily due to a decrease in share-based compensation expenses.

Research and development expenses were RMB32.6 million (US$4.7 million) in the fourth quarter of 2025, compared with RMB32.4 million in the same period of 2024. The slight increase was primarily due to an increase in salaries and welfare expenses and consulting expenses, offset by a decrease in share-based compensation expenses.

U.S. GAAP income from operations was RMB118.9 million (US$17.0 million) in the fourth quarter of 2025, compared with U.S. GAAP loss from operations of RMB11.5 million in the same period of 2024.

Non-GAAP income from operations was RMB158.1 million (US$22.6 million) in the fourth quarter of 2025, increasing by 37.9% from RMB114.7 million in the same period of 2024.

Income tax expense was RMB16.4 million (US$2.3 million) in the fourth quarter of 2025, compared with RMB26.3 million in the same period of 2024.

U.S. GAAP net income was RMB286.3 million (US$40.9 million) in the fourth quarter of 2025, increasing by 124.8% from RMB127.4 million in the same period of 2024.

Non-GAAP net income was RMB323.0 million (US$46.2 million) in the fourth quarter of 2025, increasing by 27.6% from RMB253.2 million in the same period of 2024.

U.S. GAAP basic and diluted net income per American depositary share ("ADS") were RMB0.172 (US$0.025) and RMB0.172 (US$0.025), respectively, in the fourth quarter of 2025, compared with U.S. GAAP basic and diluted net income per ADS of RMB0.100 and RMB0.094, respectively, in the same period of 2024.

Non-GAAP basic and diluted net income per ADS2 were RMB0.200 (US$0.029) and RMB0.200 (US$0.029), respectively, in the fourth quarter of 2025, compared with non-GAAP basic and diluted net income per ADS of RMB0.202 and RMB0.192, respectively, in the same period of 2024.

Balance Sheet and Cash Flow

As of December 31, 2025, the Company had cash and cash equivalents, restricted cash, short-term bank deposits, net, short-term investments, long-term bank deposits, net and long-term investment securities, net, of RMB15,732.1 million (US$2,249.7 million), compared with RMB15,351.1 million as of September 30, 2025. In the fourth quarter of 2025, net cash generated from operating activities was RMB310.2 million (US$44.4 million).

Fiscal Year 2025 Financial Results

Net revenues were RMB3,958.9 million (US$566.1 million) in fiscal year 2025, increasing by 44.0% from RMB2,748.6 million in the prior year. The increase was primarily due to the Company’s international expansion and contributions from its acquired entity.

Gross profit was RMB1,183.6 million (US$169.3 million) in fiscal year 2025, increasing by 62.9% from RMB726.5 million in the prior year.

Gross margin increased to 29.9% in fiscal year 2025 from 26.4% in the prior year, primarily due to a favorable change in the revenue mix and further supply chain optimization.

Operating expenses were RMB855.1 million (US$122.3 million) in fiscal year 2025, increasing by 2.6% from RMB833.7 million in the prior year. The slight increase was driven by an increase in salaries and welfare benefits related to the consolidation of our acquired entity, offset by a decrease in share-based compensation expenses.

Selling expenses were RMB387.1 million (US$55.4 million) in fiscal year 2025, compared with RMB229.5 million in the prior year, mainly driven by an increase in salaries and welfare expenses, share-based compensation expenses and shipping expenses.

General and administrative expenses were RMB336.9 million (US$48.2 million) in fiscal year 2025, compared with RMB515.9 million in the prior year, primarily attributable to a decrease in share-based compensation expenses, slightly offset by an increase in salaries and welfare expenses.

Research and development expenses were RMB131.0 million (US$18.7 million) in fiscal year 2025, compared with RMB88.3 million in the prior year, mainly driven by an increase in share-based compensation expenses and salaries and welfare expenses.

U.S GAAP income from operations was RMB328.6 million (US$47.0 million) in fiscal year 2025, compared with U.S. GAAP loss from operations of RMB107.1 million in the prior year.

Income tax expense was RMB119.0 million (US$17.0 million) in fiscal year 2025, increasing by 26.0% from RMB94.5 million in the prior year.

2 Non-GAAP basic and diluted net income per ADS is a non-GAAP financial measure. For more information on the Company's non-GAAP financial measures, please see the section “Non-GAAP Financial Measures” and the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

U.S. GAAP net income was RMB934.4 million (US$133.6 million) in fiscal year 2025, increasing by 65.6% from RMB564.3 million in the prior year.

Non-GAAP net income was RMB1,162.3 million (US$166.2 million) in fiscal year 2025, increasing by 23.5% from RMB940.8 million in the prior year.

U.S. GAAP basic and diluted net income per ADS were RMB0.698 (US$0.100) and RMB0.698 (US$0.100), respectively, in fiscal year 2025, compared with U.S. GAAP basic and diluted net income per ADS of RMB0.448 and RMB0.428, respectively, in the prior year.

Non-GAAP basic and diluted net income per ADS were RMB0.875 (US$0.125) and RMB0.873 (US$0.125), respectively, in fiscal year 2025, compared with non-GAAP basic and diluted net income per ADS of RMB0.753 and RMB0.720, respectively, in the prior year.

Shareholder Returns

As of December 31, 2025, the Company had cumulatively repurchased 170 million ordinary shares represented by ADS for an aggregate amount of US$330 million. The Company has cumulatively returned approximately US$171 million through cash dividend programs as of March 12, 2026.

Conference Call

The Company's management will host an earnings conference call at 8:00 AM U.S. Eastern Time on March 13, 2026 (8:00 PM Beijing/Hong Kong Time on March 13, 2026).

Dial-in details for the earnings conference call are as follows:

United States (toll-free):	+1-888-317-6003
International:	+1-412-317-6061
Hong Kong, China (toll-free):	+800-963-976
Hong Kong, China:	+852-5808-1995
Mainland China:	400-120-6115
Participant Code (English line):	8804299
Participant Code (Chinese simultaneous interpretation line):	7472529

Participants may choose between the English and Chinese simultaneous interpretation options above when joining the conference call. Please note that the Chinese simultaneous interpretation option is in listen-only mode. Participants should dial in 10 minutes before the scheduled start time and ask to be connected to the call for "RLX Technology Inc." using the appropriate English or Chinese Participant Code above.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.relxtech.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until March 20, 2026, by dialing the following telephone numbers:

United States:	+1-855-669-9658
International:	+1-412-317-0088
Replay Access Code (English line):	6066425
Replay Access Code (Chinese line)	5700159

About RLX Technology Inc.

RLX Technology Inc. (NYSE: RLX) is a leading global branded e-vapor company. The Company leverages its strong in-house technology, product development capabilities and in-depth insights into adult smokers' needs to develop superior e-vapor products.

For more information, please visit: http://ir.relxtech.com.

Non-GAAP Financial Measures

The Company uses non-GAAP net income, non-GAAP income from operations and non-GAAP basic and diluted net income per ADS, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Non-GAAP net income represents net income excluding share-based compensation expenses, amortization and depreciation of assets arising from fair value step-up in business acquisitions, and tax effects on non-GAAP adjustments. Non-GAAP income from operations represents net income from operations excluding share-based compensation expenses and amortization and depreciation of assets arising from fair value step-up in business acquisitions. Non-GAAP basic and diluted net income per ADS is computed using non-GAAP net income attributable to RLX Technology Inc. and the same number of ADSs used in U.S. GAAP basic and diluted net income per ADS calculation.

The Company presents these non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. The Company believes that they help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in net income. The Company also believes that the use of the non-GAAP measures facilitates investors' assessment of its operating performance, as they could provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects, and allow for greater visibility with respect to key metrics used by the management in its financial and operational decision making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. They should not be considered in isolation or construed as an alternative to net income, basic and diluted net income per ADS or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review its historical non-GAAP financial measures against the most directly comparable U.S. GAAP measures. The non-GAAP financial measures here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned "Unaudited Reconciliation of GAAP and non-GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.9931 to US$1.00, the exchange rate on December 31, 2025, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referred to could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to," "potential," "continue" and similar statements. Among other things, quotations from management in this announcement, as well as the Company's strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's growth strategies; its future business development, results of operations and financial condition; trends and competition in the global e-vapor market; changes in its revenues and certain cost or expense items; governmental policies, laws and regulations across various jurisdictions relating to the Company's industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is current as of the date of this press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

In China:

RLX Technology Inc.

Head of Capital Markets

Sam Tsang

Email: ir@relxtech.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

Email: RLX@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: RLX@tpg-ir.com

 RLX TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	As of
	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	5,593,492	5,367,139	767,491
Restricted cash	50,867	177,873	25,436
Short-term bank deposits, net	2,179,886	2,310,486	330,395
Receivables from online payment platforms	4,722	4,080	583
Short-term investments	719,755	2,326,610	332,701
Accounts and notes receivable, net	78,484	190,442	27,233
Inventories	142,552	297,682	42,568
Amounts due from related parties	346,132	210,239	30,064
Prepayments and other current assets, net	185,091	319,478	45,685
Total current assets	9,300,981	11,204,029	1,602,156
Non-current assets:
Property, equipment and leasehold improvement, net	50,787	245,981	35,175
Intangible assets, net	52,796	213,141	30,479
Long-term investments, net	8,000	8,330	1,191
Deferred tax assets, net	38,067	29,104	4,162
Right-of-use assets, net	24,110	82,430	11,787
Long-term bank deposits, net	727,448	433,618	62,007
Long-term investment securities, net	6,599,365	5,116,336	731,626
Goodwill	59,581	567,181	81,106
Other non-current assets, net	9,914	29,412	4,206
Total non-current assets	7,570,068	6,725,533	961,739
Total assets	16,871,049	17,929,562	2,563,895

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	458,538	403,708	57,729
Contract liabilities	10,610	84,003	12,012
Salary and welfare benefits payable	73,740	93,947	13,434
Taxes payable	126,154	159,718	22,839
Short-term loan	40,000	92,100	13,170
Accrued expenses and other current liabilities	108,816	149,552	21,386
Amounts due to related parties	27,401	474,627	67,871
Dividend payable	1,144	478,833	68,475
Lease liabilities - current portion	11,447	28,588	4,088
Total current liabilities	857,850	1,965,076	281,004

Non-current liabilities:
Deferred tax liabilities	16,196	112,912	16,146
Lease liabilities - non-current portion	7,050	55,671	7,961
Other non-current liability	-	64,291	9,194
Total non-current liabilities	23,246	232,874	33,301
Total liabilities	881,096	2,197,950	314,305

Shareholders' Equity:
Total RLX Technology Inc. shareholders' equity	15,988,216	15,633,749	2,235,596
Noncontrolling interests	1,737	97,863	13,994
Total shareholders' equity	15,989,953	15,731,612	2,249,590

Total liabilities and shareholders' equity	16,871,049	17,929,562	2,563,895

RLX TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	For the three months ended				For the year ended
	December 31,	September 30,	December 31,	December 31	December 31,	December 31,	December 31,
	2024	2025	2025	2025	2024	2025	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Total net revenues	813,489	1,129,271	1,141,338	163,209	2,748,576	3,958,861	566,110
Cost of revenues	(516,305)	(681,295)	(722,798)	(103,359)	(1,718,006)	(2,433,656)	(348,008)
Excise tax on products	(77,278)	(95,417)	(60,520)	(8,654)	(304,053)	(341,595)	(48,848)
Gross profit	219,906	352,559	358,020	51,196	726,517	1,183,610	169,254

Operating expenses:
Selling expenses	(45,369)	(132,335)	(111,154)	(15,895)	(229,466)	(387,127)	(55,358)
General and administrative expenses	(153,710)	(85,722)	(95,319)	(13,630)	(515,887)	(336,915)	(48,178)
Research and development expenses	(32,374)	(41,251)	(32,635)	(4,667)	(88,309)	(131,008)	(18,734)
Total operating expenses	(231,453)	(259,308)	(239,108)	(34,192)	(833,662)	(855,050)	(122,270)

(Loss)/income from operations	(11,547)	93,251	118,912	17,004	(107,145)	328,560	46,984

Other income：
Interest income, net	146,664	139,669	141,948	20,298	616,388	560,421	80,139
Investment income	11,072	8,587	9,812	1,403	49,636	51,617	7,381
Others, net	7,497	11,266	32,035	4,581	99,924	112,768	16,126
Income before income tax	153,686	252,773	302,707	43,286	658,803	1,053,366	150,630
Income tax expense	(26,303)	(45,948)	(16,390)	(2,344)	(94,459)	(118,989)	(17,015)
Net income	127,383	206,825	286,317	40,942	564,344	934,377	133,615
Less: net income attributable to noncontrolling interests	5,422	3,662	6,770	968	12,507	12,510	1,789
Net income attributable to RLX Technology Inc.	121,961	203,163	279,547	39,974	551,837	921,867	131,826
Other comprehensive income/(loss):
Foreign currency translation adjustments	268,079	(79,554)	(135,439)	(19,367)	143,811	(257,174)	(36,775)
Unrealized (loss)/income on long-term investment securities	(8,151)	2,254	(7,193)	(1,029)	(2,167)	(2,174)	(311)
Total other comprehensive income/(loss)	259,928	(77,300)	(142,632)	(20,396)	141,644	(259,348)	(37,086)
Total comprehensive income	387,311	129,525	143,685	20,546	705,988	675,029	96,529
Less: total comprehensive income attributable to noncontrolling interests	5,442	5,270	6,900	987	12,520	13,438	1,922
Total comprehensive income attributable to RLX Technology Inc.	381,869	124,255	136,785	19,559	693,468	661,591	94,607

Net income per ordinary share/ADS
Basic	0.100	0.167	0.172	0.025	0.448	0.698	0.100
Diluted	0.094	0.157	0.172	0.025	0.428	0.698	0.100

Weighted average number of ordinary shares/ADSs
Basic	1,225,140,420	1,215,324,092	1,231,303,311	1,231,303,311	1,232,148,531	1,223,656,660	1,223,656,660
Diluted	1,291,925,422	1,295,380,218	1,232,499,617	1,232,499,617	1,288,911,783	1,223,955,737	1,223,955,737

RLX TECHNOLOGY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share and per share data)

	For the three months ended				For the year ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2024	2025	2025	2025	2024	2025	2025
	(As adjusted) (a)				(As adjusted) (a)
	RMB	RMB	RMB	US$	RMB	RMB	US$
(Loss)/income from operations	(11,547)	93,251	118,912	17,004	(107,145)	328,560	46,984
Add: share-based compensation expenses
Selling expenses	13,020	16,732	4,441	635	32,563	37,744	5,397
General and administrative expenses	103,894	44,086	22,204	3,175	348,629	128,929	18,437
Research and development expenses	7,210	9,593	2,037	291	(11,537)	19,562	2,797
Amortization and depreciation of assets resulting from business acquisitions
Cost of revenues	-	13,272	-	-	-	26,619	3,807
Selling expenses	2,062	10,361	10,063	1,439	8,439	27,308	3,905
General and administrative expenses	29	491	478	68	120	1,165	167
Non-GAAP income from operations	114,668	187,786	158,135	22,612	271,069	569,887	81,494

Net income	127,383	206,825	286,317	40,942	564,344	934,377	133,615
Add: share-based compensation expenses	124,124	70,411	28,682	4,101	369,655	186,235	26,631
Amortization and depreciation of assets resulting from business acquisitions	2,091	24,124	10,541	1,507	8,559	55,092	7,879
Tax effects on non-GAAP adjustments	(437)	(5,944)	(2,554)	(365)	(1,789)	(13,436)	(1,921)
Non-GAAP net income	253,161	295,416	322,986	46,185	940,769	1,162,268	166,204

Net income attributable to RLX Technology Inc.	121,961	203,163	279,547	39,974	551,837	921,867	131,826
Add: share-based compensation expenses	124,124	70,411	28,682	4,101	369,655	186,235	26,631
Amortization and depreciation of assets resulting from business acquisitions (b)	2,091	16,834	7,711	1,103	8,559	39,578	5,660
Tax effects on non-GAAP adjustments(b)	(437)	(4,122)	(1,846)	(264)	(1,789)	(9,557)	(1,367)
Non-GAAP net income attributable to RLX Technology Inc.	247,739	286,286	314,094	44,914	928,262	1,138,123	162,750

Non-GAAP net income per ordinary share/ADS
- Basic	0.202	0.236	0.200	0.029	0.753	0.875	0.125
- Diluted	0.192	0.221	0.200	0.029	0.720	0.873	0.125
Weighted average number of ordinary shares/ADSs
- Basic	1,225,140,420	1,215,324,092	1,231,303,311	1,231,303,311	1,232,148,531	1,223,656,660	1,223,656,660
- Diluted	1,291,925,422	1,295,380,218	1,232,499,617	1,232,499,617	1,288,911,783	1,290,458,801	1,290,458,801

Note (a): The Company completed the acquisition of the acquired company on May 31, 2025, which was accounted for as a business combination. Beginning in Q2 2025, the Company included the amortization and depreciation of assets arising from fair value step-up in business acquisitions, as well as the associated tax impact, in the reconciliation items for GAAP and Non-GAAP results. The Company has retrospectively adjusted the above unaudited reconciliation of GAAP and Non-GAAP results for the prior quarter and year. The Company believes these changes provide management and investors with more useful information to evaluate the operations of its business.

Note (b): The amortization and depreciation expense and related tax effect attributable to noncontrolling interests have been excluded from the presentation in the reconciliation items for GAAP and Non-GAAP results.

RLX TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	For the three months ended				For the year ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2024	2025	2025	2025	2024	2025	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net cash generated from operating activities	497,011	357,546	310,221	44,361	854,349	1,104,548	157,948
Net cash generated from/(used in) investing activities	1,901,084	(343,188)	1,324,664	189,424	3,018,001	(822,191)	(117,572)
Net cash (used in)/generated from financing activities	(130,366)	(370,205)	399,971	57,195	(678,031)	(282,747)	(40,432)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	62,865	(27,032)	(66,321)	(9,482)	29,982	(98,957)	(14,150)
Net increase/(decrease) in cash and cash equivalents and restricted cash	2,330,594	(382,879)	1,968,535	281,498	3,224,301	(99,347)	(14,206)
Cash, cash equivalents and restricted cash at the beginning of the period	3,313,765	3,959,356	3,576,477	511,429	2,420,058	5,644,359	807,133
Cash, cash equivalents and restricted cash at the end of the period	5,644,359	3,576,477	5,545,012	792,927	5,644,359	5,545,012	792,927